Richard A. Krantz

Financial Centre
695 East Main Street
P.O. Box 10305
Stamford, CT 06904-2305
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York
and Massachusetts

July 12, 2006

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FuelCell Energy, Inc.
Form 10-K for the year ended October 31, 2005
Filed January 17, 2006
File No. 001-14204

Dear Ms. Tillan:

This correspondence is in response to your letter dated June 26, 2006 to Joseph G. Mahler, Senior Vice President and Chief Financial Officer of FuelCell Energy, Inc. (“FuelCell” or the “Company”). The Staff’s comments have been included prior to the Company’s response.

Form 10-K for the year ended October 31, 2005

Financial Statements

Consolidated Balance Sheets, page 67

Note 12. Shareholders’ Equity, page 85

Staff Comment #1:
Please tell us and disclose in future filings the significant terms of the liquidation preference of the Series 1 preferred shares of your subsidiary. For example, please clarify whether the liquidation rights relate to the parent or the subsidiary.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

FuelCell Response:
The Company advises the Staff that in the event of the liquidation, dissolution or winding up of FuelCell Energy, Ltd., the holder of Series 1 Preferred shares will be entitled to receive a priority distribution of Cdn.$25,000,000 and any accrued and unpaid dividends. These liquidation obligations have been guaranteed to Enbridge, Inc. (“Enbridge”) by FuelCell Energy, Inc. The Company will disclose the liquidation preference of the Series 1 Preferred shares as described herein in future filings.

Staff Comment #2:
In order to facilitate our evaluation of your classification of the Series 1 preferred shares of subsidiary as equity of the consolidated entity, please respond to the following comments.

•
Please tell us how you believe the preferred shares would be presented in the separate, stand-alone financial statements of the subsidiary and the parent and to what extent you believe those presentations inform the classification in the consolidated entity financial statements and why.

FuelCell Response:
The Company believes the preferred shares should not be accounted for as equity of FuelCell Energy, Ltd. if it were to present stand-alone financial statements, and should be accounted for as equity of FuelCell Energy, Inc. in its stand-alone (i.e., parent-only) financial statements. The Company believes that if stand-alone financial statements were presented for both FuelCell Energy, Ltd. and FuelCell Energy, Inc., the preferred shares would be disclosed as legal-form equity issued by FuelCell Energy, Ltd.

The Company has disclosed in its filings with the Commission that FuelCell Energy, Ltd. is the issuing entity and that the Series 1 Preferred Shares are legal-form equity of FuelCell Energy, Ltd. The Company’s substance over form conclusions with regard to presentation of the Series 1 Preferred Shares as equity of FuelCell Energy, Inc. ultimately have tried to respond to the following questions: (1) which entity did the Series 1 Preferred shareholder, Enbridge, really invest in and (2) what is the most meaningful accounting that captures the risks and rewards associated with the Series 1 Preferred Shares (i.e., Enbridge’s investment). In substance, the combination of the Series 1 Preferred Shares (including their conversion feature) and the related guarantee by FuelCell represents a preferred equity interest in FuelCell that is (a) convertible into FuelCell common stock, (b) callable after July 31, 2010 and (c) mandatorily redeemable in the event of liquidation of FuelCell Energy, Ltd. The payment of dividends through a Canadian entity was to maintain the same tax advantages for Enbridge (in Enbridge’s view) as they had when the shares were issued by Global. However, in the Company’s view those features in no way detract from the conclusion that the Series 1 Preferred Shares are in substance equity of FuelCell Energy, Inc. rather than FuelCell Energy, Ltd. Accordingly, the Company and its Independent Registered Public Accounting Firm believe that the most representative accounting for this transaction is as if the Series 1 Preferred Shares were issued by FuelCell Energy, Inc.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

Staff Comment #2 (continued):
•
Please discuss how you considered paragraph 254 of Statement of Financial Accounting Concepts (“CON”) 6 and whether you believe that the instrument is a minority interest as defined in that Statement. In your response, please evaluate both the ownership interest and residual interest aspects of that definition.

FuelCell Response:
As noted in its summary, FASB Concepts Statement No. 6, Elements of Financial Statements, defines 10 interrelated elements of financial statements that are directly related to measuring performance and status of an entity: assets, liabilities, equity or net assets, investments by owners, distributions to owners, comprehensive income, revenues, expenses, gains, and losses. CON 6 also defines 3 classes of net assets of not-for-profit organizations and the changes in those classes during a period. In addition, CON 6 defines or discusses other concepts, terms, or phrases that are used in the definitions or explanations or that are otherwise related to those elements and classes. There is an index at the end of CON 6 that identifies the paragraphs in which those elements and classes and certain other significant concepts, terms, or phrases are defined or discussed. The terms “minority interest” and “minority interests” are not contained in those definitions and are not otherwise defined by CON 6. The reference to “minority interests” in paragraph 254 of CON 6 is in a section entitled “Examples to Illustrate Concepts,” which begins in paragraph 229. Paragraph 231 contains the observation that “None of the examples involves investments by owners or distributions to owners, and only the last one involves equity…” The last example to which the comment in paragraph 231 refers is the example in paragraph 254 involving minority interests and stock purchase warrants. Paragraph 254 describes why both minority interests and stock purchase warrants lack the characteristics of liabilities, but it does not provide guidance about how to determine that a residual interest is a minority interest rather than equity of a consolidated entity.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

Paragraph 20 of FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries, describes the fact that noncontrolling (minority) interests arise because subsidiaries are only partially owned. In that regard, paragraph 5 of FASB Statement No. 141, Business Combinations, describes minority interests as noncontrolling equity interests of a subsidiary. The Company believes that it is well established in practice and well understood within the context of ARB 51, APB 16, FAS 94, and FAS 141 that minority interest refers to the GAAP equity (i.e., residual interest) of a consolidated subsidiary that is not owned by the subsidiary’s parent. Minority interest would not arise, for example, from legal form equity of a subsidiary that is not equity under GAAP. The Company has acknowledged in prior responses to the Staff that GAAP requires preferred stock of a subsidiary to be accounted for as a minority interest if it is considered equity of the subsidiary for GAAP purposes and is not owned by the parent company. The Company notes that the Series 1 Preferred Shares have characteristics that are consistent with the characteristics of residual interests described in paragraph 254 of CON 6. The Company, however, does not believe its accounting is inconsistent with that paragraph or with established practice regarding minority interests within the context of ARB 51, APB 16, FAS 94, and FAS 141 because the underlying entity in which the Series 1 Preferred Shares have a substantive residual interest is actually FuelCell Energy, Inc. rather than FuelCell Energy, Ltd. The Series 1 Preferred Shares’ underlying ownership interest is in FuelCell Energy, Inc. because such shares are convertible into FuelCell Energy, Inc. common stock, are guaranteed by FuelCell Energy, Inc. and because FuelCell Energy, Inc. has the ability to transfer the assets of FuelCell Energy, Ltd. to FuelCell without prior approval from the Series 1 Preferred shareholder and, therefore, the Series 1 Preferred shareholder is not able to derive any substantive economic benefit from the assets of FuelCell Energy, Ltd.

Staff Comment #2 (continued):
•
If the preferred shares meet the CON 6, paragraph 254 definition of minority interest, please discuss how you reconciled your current presentation of those shares as equity in the parent's consolidated financial statements with the parent company approach to consolidation under U.S. GAAP. In your response, please help us understand whether the effect of your presentation is that you are following an entity approach to consolidation and, if so, whether you believe as a general matter the entity approach is a permissible approach to consolidation under U.S. GAAP.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

FuelCell Response:
As discussed above, the Company believes the ownership and residual interests maintained by the holder of the Series 1 Preferred Shares in substance relate to FuelCell Energy, Inc., and would be presented as such if stand-alone financial statements of either FuelCell Energy, Ltd. or FuelCell Energy, Inc. were presented, which is why such shares are presented as equity in the Company’s consolidated financial statements. The Company is not applying the entity theory of consolidation, but observes that the FASB has concluded in the second phase of its overall project on business combinations (its joint project with the IASB) that the single economic entity approach to consolidation is conceptually superior to the parent company approach. The Company has acknowledged that accounting for the Series 1 Preferred Shares as equity in the consolidated financial statements based on their substance differs from the minority interest classification that would be applicable for those shares if the accounting followed the legal form of the issuance. The Company believes that the substance of the transaction is that Enbridge is investing in FuelCell Energy, Inc. and not FuelCell Energy, Ltd.

Staff Comment #2 (continued):
•
Please tell us how you considered the substantive business purposes of setting up the Canadian subsidiary and issuing preferred shares of that subsidiary in your analysis or the appropriate accounting for the preferred shares. That is, tell us why you believe it is inappropriate to present legal form equity issued by an entity for a substantive business purpose as equity of that entity.

FuelCell Response:
The Company does not believe Enbridge’s request to issue the Series 1 Preferred Shares out of a Canadian entity represented a substantive aspect of the structure to affect the Series 1 Preferred issuance and should not necessarily by itself dictate the accounting for this transaction. The Company analyzed all of the terms and characteristics of the Series 1 Preferred Shares, which have been discussed within the context of its substance over form argument in previous responses, and concluded that the substance of this transaction is that Enbridge is investing in FuelCell Energy, Inc., notwithstanding their tax strategy to obtain preferential tax treatment by continuing to receive dividends on securities from a Canadian entity.

In assessing the impact of Enbridge’s tax strategy on the accounting for the Series 1 Preferred Shares for purposes of responding to the Staff’s comments, the Company considered the guidance regarding commercial substance in FASB Statement (“FAS”) No. 153, Exchanges of Nonmonetary Assets. The Company acknowledges that the Series 1 Preferred Shares are not within the scope of FAS 153. However, the Company believes the amendment to APB Opinion No. 29, Accounting for Nonmonetary Transactions, in paragraph 2(d) of FAS 153 is instructive regarding the FASB’s view of the financial reporting impact of tax strategies that are achieved solely because the tax business purpose is based on achieving a specified financial reporting result. Specifically, paragraph 21A of APB 29, which was added by paragraph 2(d) of FAS 153, states that “In assessing the commercial substance of an exchange, tax cash flows that arise solely because the tax business purpose is based on achieving a specified financial reporting result shall not be considered.” Paragraph A13 of FAS 153 describes the FASB’s thinking in providing this guidance as follows:

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

The Board understands that the tax rules in the United States and some other tax jurisdictions incorporate a business-purpose doctrine. Under that doctrine, a transaction is not given effect for tax purposes unless it serves a legitimate business purpose other than tax avoidance. The Board noted that the interaction between the commercial-substance exception and the business-purpose doctrine could be viewed as circular if (a) the determination of commercial substance is predicated solely on changes in tax cash flows and (b) the tax business purpose asserted is the achievement of a specified financial reporting result. The Board addressed this potential circularity by prohibiting entities from asserting commercial substance if that assertion is predicated on tax cash flows that arise solely because the tax business purpose is based on achieving a specified financial reporting result.

The Company believes the circumstances surrounding Enbridge’s tax strategy and the Series 1 Preferred Shares are analogous to the situation described in paragraph A13 of FAS 153. Specifically, if Enbridge may be able to achieve a tax strategy solely by receiving dividends on an investment in a Canadian entity, the conclusion that the investment should be reported as an investment in a Canadian subsidiary of the Company because doing so satisfies the tax business purpose of the investor is a circular argument. Accordingly, the Company believes that achievement of a particular tax strategy by an investor is not a sufficient basis upon which to conclude that the Series 1 Preferred Shares should be accounted for as a minority interest and would ignore the underlying circumstances as well as the other terms and characteristics of this issuance that were built into the Series 1 agreement, including the guarantee to Enbridge by FuelCell Energy, Inc.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

Staff Comment #2 (continued):
•
Please provide in sufficient detail your analysis under FIN 46R and why you believe that this literature supports your accounting classification for the preferred shares as equity of the consolidated entity. That is, if the FIN 46R model suggests that a controlling financial interest does not exist, but the ARB 51/SFAS 94 voting interest model confirms that a controlling financial interest does exist, help us understand why you believe the analogy to FIN 46R is indicative or determinative of the appropriate classification of the subsidiary preferred stock in the parent's consolidated financial statements.

FuelCell Response:
In order to support its conclusion that the Company should consolidate FuelCell Energy, Ltd., the Company is required by the provisions of FIN 46R1  to definitively determine either: (a) that FuelCell Energy, Ltd. is not within the scope of FIN 46R (i.e., is not a variable interest entity) and should, therefore, be consolidated by the Company under the provisions of ARB 51 on the basis of majority voting control, or (b) that if FuelCell Energy, Ltd. is a variable interest entity, the Company would be its primary beneficiary. Footnote 17 to paragraph 23 of FIN 46R waives the FIN 46R disclosure requirements for primary beneficiaries of variable interest entities that also hold a majority voting interest in those entities and would, therefore, also be required to consolidate them under ARB 51. Thus it is not necessary to conclusively determine whether an entity is a variable interest entity if an investor (the reporting enterprise) has majority voting control over the entity and would also be its primary beneficiary if it were a variable interest entity.

As indicated in a previous response to the Staff, although the Company has consolidated FuelCell Energy, Ltd. on the basis of majority voting control under ARB 51, the Company believes it would also be required to consolidate FuelCell Energy, Ltd. if it were considered a variable interest entity. Importantly, this determination rests upon the conclusion that the Series 1 Preferred Shares do not represent a variable interest in FuelCell Energy, Ltd. under the guidance in FIN 46R and FSP FIN 46R-5. Paragraph 2(c) of FIN 46R defines variable interests as:

…contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. Equity interests with or without voting rights are considered variable interests if the entity is a variable interest entity and to the extent that the investment is at risk as described in paragraph 5…

1 The Company does not qualify for any of the scope exceptions in FIN 46R with respect to its investment in FuelCell Energy, Ltd.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

Paragraph 5(a)(1) of FIN 46R stipulates that in order for an equity interest to be considered “at risk,” the investment must participate significantly in profits and losses of the entity. Given the specific dividend features of the Series 1 Preferred Shares together with the Company’s guarantee of those dividends and the Company’s guarantee of the par value of those shares in the event of liquidation of FuelCell Energy, Ltd., the Series 1 Preferred Shares clearly do not participate significantly in losses of FuelCell Energy, Ltd. (note that the fact that they do not participate significantly in losses alone is sufficient to cause them not to be considered at risk under the provisions of paragraph 5(a)(1) of FIN 46R). In addition, the Company’s right to transfer the assets of FuelCell Energy, Ltd. to FuelCell without any resulting obligation to FuelCell Energy, Ltd. makes it apparent that the Series 1 Preferred Shares do not meet the basic definition of a variable interest in paragraph 2(c) of FIN 46R (i.e., they do not change with changes in the fair value of the entity’s net assets exclusive of variable interests).

FSP FIN 46R-5 provides guidance regarding implicit variable interests. Paragraph 4 of FSP FIN 46R-5 states:

The identification of explicit variable interests involves determining which contractual, ownership, or other pecuniary interests in an entity directly absorb or receive the variability of the entity. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and (or) receiving of variability indirectly from the entity, rather than directly from the entity. Therefore, the identification of an implicit variable interest involves determining whether an enterprise may be indirectly absorbing or receiving the variability of the entity. The determination of whether an implicit variable interest exists is a matter of judgment that depends on the relevant facts and circumstances. For example, an implicit variable interest may exist if the reporting enterprise can be required to protect a variable interest holder in an entity from absorbing losses incurred by the entity. Refer to the example in this FSP. [Emphasis added.]

As indicated above, the Company has concluded that Enbridge does not have a variable interest (even an explicit one) in FuelCell Energy, Ltd., and the guidance in paragraph 4 of FSP FIN 46R-5 (particularly the penultimate sentence of that paragraph) is such that even if one started with the premise that somehow Enbridge had a “legal” or explicit variable interest in FuelCell Energy, Ltd., that variable interest would be eliminated by the Company’s implicit variable interest through the protection that it provides to Enbridge (any other conclusion would mean that the total variability absorbed by the variable interest holders is greater than the variability created within the entity and would be contrary to the principles in paragraph 2(c) and Appendix B of FIN 46R). Thus, the Company believes it is the only variable interest holder in FuelCell Energy, Ltd.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

If, alternatively, the Series 1 Preferred Shares were considered a variable interest in FuelCell Energy, Ltd., that conclusion would have significant ramifications under FIN 46R. First, that conclusion would mean that FuelCell Energy, Ltd. definitively is a variable interest entity. This is because the Series 1 Preferred Shares would be considered the only equity at risk, as the fair value of FuelCell Energy, Ltd.’s assets is less than the par value of the Series 1 Preferred Shares (therefore, the common stock of FuelCell Energy, Ltd. would be deemed to have a fair value of zero and would not be able to absorb any of the expected losses of FuelCell Energy, Ltd.).2  Since the Series 1 Preferred Shares do not have sufficient decision-making rights, the condition in paragraph 5(b)(1) of FIN 46R that as a group the holders of the equity investment at risk lack the direct or indirect ability through voting rights or similar rights to make decisions about the entity’s activities that have a significant effect on the success of the entity would be met, causing FuelCell Energy, Ltd. to be considered a variable interest entity. Second, as the only variable interest holder of FuelCell Energy, Ltd. that absorbs expected losses, Enbridge would be required to consolidate, and FuelCell Energy, Inc. would be required to deconsolidate, FuelCell Energy, Ltd. As described previously, the Company does not believe the foregoing analysis is appropriate because the Series 1 Preferred Shares do not represent a variable interest in FuelCell Energy, Ltd. under the provisions of either FIN 46R or FSP FIN 46R-5. In addition, the Company believes that deconsolidation of FuelCell Energy, Ltd. would misrepresent the substance of the Company’s involvement with FuelCell Energy, Ltd., including its ability to control FuelCell Energy, Ltd. and its ability to transfer the assets of FuelCell Energy, Ltd. to FuelCell without prior approval from the Series 1 Preferred shareholder.

2 Note that the distribution of assets from FuelCell Energy, Ltd. to FuelCell Energy, Inc. would be considered reconsideration events under the guidance in paragraph 7(b) of FIN 46R, thereby causing the common stock to no longer be viewed as “at risk” equity.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

Equally as important as the conclusion that Enbridge does not have a variable interest in FuelCell Energy, Ltd. is the conclusion that under the guidance in FSP FIN 46R-5, the Series 1 Preferred shares held by Enbridge represent an implicit variable interest in FuelCell Energy, Inc. As stated in paragraph 4 of FSP FIN 46R-5, “An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and (or) receiving of variability indirectly from the entity, rather than directly from the entity.” This statement describes the relationship between Enbridge as the holder of the Series 1 Preferred Shares and the Company. Although the Series 1 Preferred Shares represent a legal interest in FuelCell Energy, Ltd., their features (including the dividend and conversion features as well as the guarantee by the Company) are such that they change with changes in the fair value of the Company’s net assets exclusive of variable interests, rather than with changes in the fair value of FuelCell Energy, Ltd.’s net assets exclusive of variable interests. Given the concept of noncontrolling (minority) interest within the context of ARB 51, APB 16, FAS 94, and FAS 141 as GAAP equity (i.e., residual interest) of a consolidated subsidiary that is not owned by the subsidiary’s parent, the Company believes it is conceptually inconsistent to conclude on the one hand that the Series 1 Preferred Shares represent a variable interest in the Company rather than in FuelCell Energy, Ltd. while reporting those shares as a minority interest in FuelCell Energy, Ltd. In substance, the Series 1 Preferred Shares do not represent a residual interest in FuelCell Energy, Ltd. and cannot be considered such under the provisions of FIN 46R based on their terms and the other aspects of the arrangement between the Company and Enbridge.

Staff Comment #3:
With a view towards understanding the potential implications of the reclassification of the shares outside of equity in the parent's consolidated financia1 statements, please describe for us the potential accounting ramifications that could result from the reclassification. For example, it appears that net income would differ as a result of the requirement to subtract the minority's interest in the results of operation in order to arrive at net income. In addition, it appears that there may be embedded derivatives in the subsidiary preferred stock that may need to be bifurcated under SFAS 133 from the host instrument if the preferred share are not classified as equity.

FuelCell Response:
The Company advises the Staff that if the Series 1 Preferred Shares were accounted for as minority interest in the fiscal 2004 and 2005 consolidated financial statements, net loss to common shareholders would increase from $87.4 million (as reported) to $88.6 million in 2004 and from $74.3 million (as reported) to $75.5 million in 2005. The impact on fiscal 2004 and 2005 consolidated financial statements, which the Company does not believe is material, represents the accretion of the fair value discount on the Series 1 Preferred Shares. The Company’s 2004 and 2005 net loss to common shareholders, as reported in its 2005 Form 10-K, already reflects the dividends earned on the Series 1 Preferred Shares (the amount of those dividends would be reclassified to the minority interest line item in the consolidated statements of operations). However, the accretion is being booked to additional paid in capital in the consolidated financial statements, rather than to minority interest in the consolidated statements of operations as would be required under minority interest accounting. The losses incurred by FuelCell Energy, Ltd. would not be attributable to the minority interest in either period and therefore would not impact the net loss to common shareholders, as reported in the Company’s consolidated statements of operations. Until the losses incurred by FuelCell Energy, Ltd. reduce the common stock carrying value (parent company investment) to zero, such losses would be attributed 100% to the common stock due to the senior claim of the Series 1 Preferred Shares. It would not be until the common stock value is reduced to zero that such losses would be attributable to the minority interest.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

The Company advises the Staff that the following terms and conditions of the Series 1 Preferred Shares were analyzed to determine whether any embedded derivatives existed that would require separation from the host contract under SFAS 133.

Dividends: The dividend rate per annum is determined each quarter based on the market price, in Canadian dollars, of the Company’s common stock as follows:

•	5% dividend rate if the market price is less than or equal to Cdn.$128.89.
•	4% dividend rate if the market price is between Cdn.$128.90 and Cdn.$146.81.
•	3% dividend rate if the market price is between Cdn.$146.82 and Cdn.$164.73.
•	2% dividend rate if the market price is between Cdn.$164.74 and Cdn.$182.65.
•	1% dividend rate if the market price is greater than Cdn.$182.65.

Paragraph 12 of SFAS 133 states “an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met”. The first criteria required to be met as listed in Paragraph 12a states “the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract”. The Company believes that indexing of the dividend rate based on the market price of its common stock is evidence that the economic characteristics and risks of the dividend are clearly and closely related to the preferred share host contract.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

The Company also believes that if it were assumed the equity-indexed dividend was not clearly and closely related to the preferred share host contract, the value that would be ascribed to it would be immaterial to its financial statements based on the index of common stock prices listed above. The Company advises the Staff that the closing price of its stock on November 3, 2003 (date Global was acquired) was $16.20 and the closing price on May 28, 2004 (date Global was sold) was $15.87.

Conversion: A holder of Series 1 Preferred shares has the right to convert such shares into fully paid and non-assessable common stock of FuelCell at the following conversion prices:
•	Cdn$120.22 per share of FuelCell common stock until July 31, 2010;
•	Cdn$129.46 per share of FuelCell common stock after July 31, 2010 until July 31, 2015;
•	Cdn$138.71 per share of FuelCell common stock after July 31, 2015 until July 31, 2020; and
•	at any time after July 31, 2020, at a price equal to 95% of the then current market price (in Cdn.$) of shares of FuelCell common stock at the time of conversion.

The Company believes that indexing of the conversion based on the market price of its common stock is evidence that the economic characteristics and risks of the conversion option are clearly and closely related to the preferred share host contract in accordance with paragraph 12a.

In assessing whether the economic characteristics and risks of the embedded derivative and host contract are clearly and closely related, the Company also considered paragraph 61(l) of SFAS 133, which states for convertible preferred stock “because the changes in fair value of an equity interest and interest rates on a debt instrument are not clearly and closely related, the terms of the preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument. A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument”. The Company advises the Staff that this preferred security has no mandatory redemption features for the holder. The Company has determined that the Series 1 Preferred Shares are more akin to an equity instrument.

Based on the above, the Company does not believe that the embedded conversion option is required to be separated from the host contract and accounted for as a derivative under SFAS 133.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

Redemption - FuelCell Energy, Ltd., at its option, may redeem the whole or any part of the Series 1 Preferred shares if the trading price of FuelCell’s common stock for a calculated period is not less than 120% of the current conversion price and any accrued and unpaid dividends.  On and after July 31, 2010, the Series 1 Preferred shares are redeemable by FuelCell Energy, Ltd. for Cdn.$25.00 per share and any accrued and unpaid dividends.

Because the redemption characteristics of the Series 1 Preferred Shares are solely at the option of FuelCell Energy, Ltd., except in liquidation, the Company does not believe that any rights are conveyed upon the holder of the security or any obligations exist for FuelCell Energy, Ltd. with regard to redemption that would represent assets or liabilities required to be accounted for in the Company’s financial statements. Paragraph 12 of SFAS 133 states that “Contracts…..may contain “embedded” derivative instruments - implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. The effect of embedding a derivative instrument in another type of contract (“the host contract”) is that some or all of the cash flows or other exchanges that otherwise would be required by the contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings”. The redemption terms of the Series 1 Preferred shares do not represent embedded terms that affect any exchanges (cash flows or other value) that is otherwise required by the Series 1 Preferred share contract. Accordingly, the Company does not believe the redemption characteristics of the Series 1 Preferred Shares contain any embedded derivatives.

Staff Comment #4:
If it is appropriate to classify the subsidiary preferred stock within equity of the parent's consolidated financial statements, please provide us with your analysis under EITF Topic D-98 of whether the preferred shares should be classified in temporary equity as a result of the variable rate conversion feature in 2020. That is, as a result of this feature, it appears that the number of shares issuable is indeterminate and therefore it is possible that the company may need to seek shareholder approval to increase the number of authorized and unissued shares necessary to settle the conversion option.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

FuelCell Response:
The Company acknowledges the Staff’s comment and reviewed the security under EITF Topic D-98. The Company has considered its redemption rights under the terms of the security, the holder’s conversion rights as well as the shares of Company common stock to be issued under these scenarios.

The Company may redeem this security on or after July 31, 2010 by making payment of Cdn.$25.00 per share plus all accrued and unpaid dividends. This redemption is within the control of the Company.

The Company advises the Staff that it has authorized common shares of 150,000,000 and had 52,900,273 common shares outstanding as of April 30, 2006. Based on the conversion terms, the Company would have to issue approximately 200,000 shares of common stock upon conversion through July 31, 2020. Thus, the Company effectively has a cap over the number of shares it would issue. Thereafter, the conversion is based on 95% of the market value of the Company’s common stock. Accordingly, based on the number of shares available for issuance of 97 million as of April 30, 2006, the Company’s stock price would have to fall to approximately $0.23 per share to require utilization of all remaining available shares. The Company’s stock closed at $15.87 on May 28, 2004 (the date the Series 1 shares were issued) and closed at $9.19 on July 7, 2006.

While the Company does acknowledge that the variable rate conversion feature in 2020 could result in an indeterminate number of shares being issued which might be greater than the Company’s authorized shares, the Company effectively controls redemption up to that point, thus making this scenario remote, at best. As a result of this analysis, the Company does not believe that classification of the Series 1 Preferred Shares in temporary equity is appropriate.

Staff Comment #5:
Please provide a thorough analysis that helps us understand why it was appropriate to conclude that the fair value of the Series 1 preferred equaled the historical carrying value of the Global preferred shares as of the date the Series 1 preferred shares were issued. In your response, please consider the need to address the following points.

•	Please tell us the significant terms of each instrument. In your discussion, please be sure to address similarities as well as differences. You may refer to prior responses as appropriate.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

•
Please discuss the underlying rights of the holder of the preferred shares and compare those rights as they related to Global vs. Fuelcell, Ltd. For example, we note that the preferred shares of Global represented preferred shares of an entity with ongoing operations and assets while the preferred shares of Fuelcell Ltd. represented preferred shares in a research and development entity.

FuelCell Response:
The Company acknowledges the Staff’s comment and responds to the first two points as follows:

As background, in 2000, Enbridge invested Cdn.$25.0 million in Global Thermoelectric Inc. to further the research and development of solid oxide fuel cells and received Global Series 2 Preferred Shares. For its fiscal year ended December 31, 2002, Global had operating losses of approximately Cdn. $24.1 million primarily related to its fuel cell research and development activities and an accumulated deficit of Cdn.$45.2 million. FuelCell acquired Global in November 2003 for strategic reasons. Upon the acquisition by FuelCell there were no changes to the terms (and rights of the holder) of the Global Series 2 Preferred Shares.

In May 2004, FuelCell sold the generator division of Global which was not core to the fuel cell research and development activities. As part of this transaction, the Global Thermoelectric, Inc. entity was sold and the research and development assets and operations were transferred to a new Canadian entity; FuelCell Energy, Ltd. The Company also cancelled the Global Series 2 Preferred Shares and issued equivalent Series 1 Preferred shares through FuelCell Energy Ltd.

The terms (and rights of the holder) of the Global Series 2 Preferred Shares and the Series 1 Preferred shares issued by FuelCell Energy. Ltd. are in all material respects identical, except as to the identity of the issuer.   To that end, the preferred shares of Global Thermoelectric Inc. represented preferred shares of an entity engaged in research and development and sale of generators with ongoing operations (at a loss) and assets.   The Series 1 Preferred shares of FuelCell Energy, Ltd. represented preferred shares in an entity focused only on research and development with ongoing operations (at a loss) and assets.   In both the cases of Global and FuelCell Energy, Ltd., however, there was no prohibition restricting the issuer from either ceasing its operations or either dividing or conveying its assets.

As previously communicated, the significant terms of the preferred shares (both Global Series 2 and FuelCell Energy, Ltd. Series 1) are as follows:

Voting Rights - The holders of the Series 1 Preferred shares are not entitled to any voting rights or to receive notice of or to attend any meeting of the shareholders of FuelCell Energy, Ltd., but shall be entitled to receive notice of meetings of shareholders of FuelCell Energy, Ltd. called for the purpose of authorizing the dissolution or sale of its assets or a substantial part thereof.

Dividends - Quarterly dividends of Cdn.$321,500 accrue on the Series 1 Preferred shares (subject to possible reduction pursuant to the terms of the Series 1 Preferred shares on account of increases in the price of FuelCell common stock). FuelCell has agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge, Inc. (“Enbridge”), the sole current holder of the Series 1 Preferred shares, as long as Enbridge holds these shares. Interest accrues on cumulative unpaid dividends at a 2.45% quarterly rate, compounded quarterly, until payment thereof. All cumulative unpaid dividends must be paid by December 31, 2010. From 2010 through 2020, FuelCell Energy, Ltd. would be required to pay annual dividend amounts totaling Cdn.$1.25 million. FuelCell has guaranteed the dividend obligations to the Series 1 Preferred shareholders.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

Redemption - FuelCell Energy, Ltd., at its option, may redeem the whole or any part of the Series 1 Preferred shares if the trading price of FuelCell’s common stock for a calculated period is not less than 120% of the current conversion price and any accrued and unpaid dividends.  On and after July 31, 2010, the Series 1 Preferred shares are redeemable by FuelCell Energy, Ltd. for Cdn.$25 per share and any accrued and unpaid dividends.

Liquidation or Dissolution - In the event of the liquidation or dissolution of FuelCell Energy, Ltd., whether voluntary or involuntary, the holder of Series 1 Preferred shares will be entitled to receive a priority of Cdn.$25,000,000 and any accrued and unpaid dividends, before any amount is paid to the holders of FuelCell Energy, Ltd.'s common stock.  After payment to the holder of the Series 1 Preferred shares of the amounts so payable, the holder of the Series 1 Preferred shares will not be entitled to share in any other distribution of FuelCell Energy, Ltd.'s property.  The liquidation obligations of FuelCell Energy, Ltd under the Series 1 Preferred shares have been guaranteed to Enbridge by FuelCell.

Conversion - A holder of Series 1 Preferred shares has the right to convert such shares into fully paid and non-assessable common stock of FuelCell at the following conversion prices:
•	Cdn$120.22 per share of FuelCell common stock until July 31, 2010;
•	Cdn$129.46 per share of FuelCell common stock after July 31, 2010 until July 31, 2015;
•	Cdn$138.71 per share of FuelCell common stock after July 31, 2015 until July 31, 2020; and
•	at any time after July 31, 2020, at a price equal to 95% of the then current market price (in Cdn.$) of shares of FuelCell common stock at the time of conversion.

Conditions resulting in adjustments to conversion rate - The conversion rate set forth above shall be adjusted if FuelCell shall (i) split its shares; (ii) pay a stock dividend; (iii) issue rights, options or other convertible securities to its common stockholders enabling them to acquire common stock at a price less than 95% of the then-current price; or (iv) fix a record date to distribute to its common stockholders shares of any class of securities, indebtedness or assets.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

Staff Comment # 5 (continued):
Please discuss the parent's guarantee and when the guarantee was issued. Tell us whether there was an identical guarantee for the preferred shares of Global.

FuelCell Response:
FuelCell advises the Staff that all obligations of FuelCell Energy, Ltd. with respect to the Series 1 Preferred shares have been guaranteed by FuelCell Energy, Inc. so long as the Series 1 Preferred shares are held by Enbridge. This guarantee was issued on May 27, 2004, the point at which Global Thermoelectric Inc. was sold and the Series 1 Preferred shares were substituted for the Global preferred shares. There was no such identical guarantee for the preferred shares of Global.

Staff Comment #5 (continued):
Please consider whether there are any other rights, whether conveyed through the preferred stock instrument itself or through other agreements, oral or written, that should be evaluated in determining the valuation of the Series 1 preferred shares.

FuelCell Response:
In valuing the Global Series 2 Preferred Shares as well as the FuelCell Energy, Ltd Series I Preferred Shares, the Company has considered all of the terms and rights of the preferred share agreement as well as the guarantee issued by FuelCell Energy, Inc. to Enbridge, the holder of the Series I preferred shares. The Company does not believe that there are any other rights, written or otherwise, which should be considered in this valuation.

Staff Comment #5 (continued):
•
Please discuss how you derived the discount rate of 13% used in your initial valuation of the preferred shares of Global as of the business combination acquisition date and why that same rate was appropriate for valuing the preferred stock of FuelCell, Ltd at the date it issued the Series 1 preferred stock. Explicitly identify the implicit risk premium in your response and explain why it is appropriate.

•
Please tell us what the 15% discount to the cumulative cash flows of your dividend stream represent in the valuation and why you applied this discount. Discuss whether or not this discount essentially represents a probability weighting of the cash flow stream. That is, applying it as a reduction to the gross contractual cash flows of the preferred stock appears to suggest that the company believes there are possible scenarios under which it may not need to pay all of the contractual cash flows of the preferred stock.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

FuelCell Response:
FuelCell acknowledges the Staff’s comment and provides the following response to the two points regarding discount rates as well as the valuation of the Series I preferred shares at the date issued by FuelCell Energy, Ltd.

Valuation of the Global Series 2 Preferred Shares in November 2003:

FuelCell advises the Staff that when it acquired Global in November 2003, it assumed the obligation of Global’s Series 2 Preferred Shares which had been issued in 2000. FuelCell developed its valuation of the Global Series 2 Preferred Shares as of the date of the business combination with Global with the assistance of an independent valuation expert. This valuation estimated the fair value of the Global Series 2 Preferred shares in accordance with SFAS 141 - Business Combinations (SFAS 141). Fair value is defined as: “The amount at which an asset (or liability) could be exchanged (or settled) or sold (or settled) in a current transaction between knowledgeable, unrelated willing parties when neither party is under compulsion”. As we assumed this tranche of preferred shares as part of said combination, the fair value standard was applied thereto.

The discount rate used in the valuation was 13%. Prior to arriving at a discount rate, FuelCell considered the characteristics of the preferred shares in accordance with paragraph 21 of SFAS 141. In the case of these preferred shares the holder will receive dividend payments until the shares are converted. As the share price of Global (and the resulting exchange ratio for which FuelCell acquired Global) was significantly below the conversion price of the preferred shares, it was assumed that the holder would elect to receive dividend payments through 2020 at which time they could convert at any common share price in order to realize their original investment. These dividend payments were contractually stipulated, where the common shares of the business acquired paid no such dividend and were subordinate to these preferred shares in terms of claims on assets. The discount rate selected for this type of security would reflect the fact that there were dividend payments, which could be forecasted, and preference to common shares in liquidity. All else being equal, contractual dividend obligations and liquidity preference would reduce the perceived risk of an investment (i.e. reduce the discount rate). The discount rate selected was based upon high yield bonds in the emerging technology sector. Sources considered were the Bloomberg, Lipper High Yield Index, Moody’s Bond Indices and Goldman Sachs High Yield Telephone and Technology index. In November 2003, the risk free rate of a 20 year treasury was 5.17% and the 10 year treasury was 4.30%. Assuming 17 years of future cash flows, the risk free rate implicit in this valuation would be approximately 5% resulting in an implicit risk premium of approximately 8%. The Company believes this rate was appropriate as it was consistent with yields on similar issues at the time with similar characteristics and risks of the Global Series 2 Preferred Shares.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

FuelCell further advises the Staff that the 15% Marketability Discount was warranted as the Preferred shares do not trade on a public exchange. When calculating fair value of a security such as the Global preferred shares, one must consider both the time value of money as well as the liquidity of the instrument. As this instrument is relatively illiquid as it is held by a single holder and not listed on any exchange, these facts must be considered in a fair value analysis. In estimating the appropriate marketability discount at 15% for the preferred shares, FuelCell considered restricted stock and IPO studies as well as factors outlined in U.S. Tax Court Cases. While, as the Staff points out, this discount may appear to represent a probability weighting of the cash flow stream, the intent of it is not to suggest that the Company believes that there are possible scenarios under which the Company may not need to pay the contractual cash flows of the preferred stock. Instead, this discount is required in order to properly reflect a fair valuation of the preferred stock given its lack of marketability. As demonstrated in the accretion schedule previously provided to the Staff, this discount is accreted over time.

Valuation of the FuelCell Energy, Ltd. Series 1 Preferred Shares in May 2004:

In May 2004, FuelCell sold the Global Thermoelectric Inc. subsidiary and its generator product line. FuelCell retained certain assets and obligations of Global which were transferred into FuelCell Energy, Ltd., another newly-created wholly owned subsidiary of FuelCell. The Company reviewed and concluded that the underlying assumptions upon which the November valuation was based had either not changed, or had not changed by a material amount. During the seven month period following the original valuation, the 20 year risk free interest rate increased by approximately thirty basis points. Had this increase in rate been considered in a revaluation of the preferred shares in May 2004, it would have resulted in an immaterial decrease of approximately 2% to the valuation of the preferred shares.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

With the sale of Global, the Series 2 Preferred Shares were cancelled and replaced with equivalent Series 1 Preferred Shares issued by FuelCell Energy, Ltd. There were no changes to the conversion features or the term of the preferred shares in this transaction. FuelCell Energy, Inc. guaranteed the obligations of FuelCell Energy, Ltd. to Enbridge (the holder of the preferred) at the time the Series I Preferred Shares were issued. This guarantee provided that FuelCell would fund the payment obligations of FuelCell Energy, Ltd. As FuelCell controls all of the assets and operations of FuelCell Energy, Ltd. (and can unilaterally transfer assets out of FuelCell Energy, Ltd. at any time) this guarantee provides the seniority protections to Enbridge that a preferred shareholder would ordinarily enjoy in relation to the ownership claims of common shareholders.

The guarantee did not impact the valuation of the preferred shares as the valuation contemplated the same dividend payments through 2020 and the conversion of the preferred at that time. Given these facts, FuelCell viewed this exchange as solely a legal issue with no material accounting consequences and no underlying change in the fair value (in the underlying assumptions upon which it was developed) determined when FuelCell acquired Global and valued the Global Series 2 Preferred Shares seven months earlier.

Ms. Kate Tillan
Securities and Exchange Commission
July 12, 2006

FuelCell acknowledges the following:

-	FuelCell is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended October 31, 2005;

-
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to FuelCell’s Form 10-K for the year ended October 31, 2005; and

-	FuelCell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard A. Krantz

Richard A. Krantz

cc: Joseph G. Mahler